UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
OR
       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-06217
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL CORPORATION 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

INTEL CORPORATION 401(k) SAVINGS PLAN
Financial Statements and Supplemental Schedules
As of December 31, 2008 and 2007, and
for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
The SERP Administrative Committee
Intel Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Intel Corporation 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and delinquent participant contributions for the year ended December 31, 2008, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young, LLP
San Jose, California
June 19, 2009

Intel Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Value of interest in master trust investment accounts, at fair value	$551,294,424	$111,522,209
Investments, at fair value	2,394,162,737	4,196,220,314
Investment of securities lending collateral	—	3,745,496

Receivables:
Interest and dividends receivable	1,442	8,716
Receivable from brokers for securities sold	943,570	1,422,130
Employee contributions receivable	5,219,022	7,157,362

Total receivables	6,164,034	8,588,208

Total assets, at fair value	2,951,621,195	4,320,076,227

Liabilities
Payable for securities lending collateral	—	3,745,496
Other accrued liabilities	5,527,328	7,920,608

Total liabilities, at fair value	5,527,328	11,666,104

Net assets available for benefits, at fair value	2,946,093,867	4,308,410,123

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	6,604,779	621,296

Net assets available for benefits	$2,952,698,646	$4,309,031,419

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to/(deductions from) net assets attributed to:
Employee contributions	$385,074,365
Interest and dividend income	128,903,402
Net investment loss from participation in master trust investment accounts	(164,592,985)
Net realized and unrealized depreciation in fair value of investments	(1,455,538,397)
Benefits paid to participants and participant withdrawals	(249,425,708)
Administrative fees	(353,115)
Transfers to other plan	(400,335)

Net decrease	(1,356,332,773)

Net assets available for benefits:
Beginning of year	4,309,031,419

End of year	$2,952,698,646

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
The following description of the Intel Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible U.S. employees of Intel Corporation (the company). Eligible employees may participate in the Plan any time on or after their date of hire. The Plan was amended to require all employees who become eligible to participate on or after January 1, 2007, to be automatically enrolled in the Plan unless they make an affirmative election not to participate. Participants who are automatically enrolled will initially have 3% of their compensation withheld and deposited in the appropriate LifeStage Fund, which invests in varying percentages of equity securities and fixed-income debt instruments based on the participants’ age.
The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
The Bank of New York Mellon, N.A. (Mellon) is the Plan’s trustee, and holds all investments of the Plan and the Intel Corporation Master Trust (the Master Trust) directly or through a subtrust for which Fidelity Management Trust Company is subtrustee.
Administration of the Plan
The Sheltered Employee Retirement Plan (SERP) Administrative Committee (as appointed by the Finance Committee of the company) is the fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets) and the Investment Policy Committee (as appointed by the Finance Committee of the company) is the fiduciary responsible for the management and control of Plan assets. The company is the plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company provides recordkeeping services with respect to the Plan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions and Participant Accounts
Participant Contributions
Effective January 1, 2008, the Plan was amended to allow participants to make Roth 401(k) contributions, as well as Roth 401(k) catch-up contributions for participants who are 50 years of age or older. Participants may make pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of both, up to 50% of their annual compensation, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limits. Such contributions are withheld by the company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation as catch-up contributions, up to the annual IRS limit. As of December 31, 2007, participants could elect to invest in any combination of the available investment options offered under the Plan; however, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.
Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:
•	Bi-weekly or semi-monthly for participant contributions.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.
ESOP Conversion
The Plan was amended effective January 1, 2007, to convert the Intel Stock Fund into an employee stock ownership plan (ESOP) in accordance with Code section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately 100% vested with respect to contributions to all investment options in the Plan, as well as the related earnings from such contributions.
Payment of Benefits
Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution or monthly annuity payments, or may request that the Plan make a direct transfer to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Corporation Defined Benefit Pension Plan (Intel Pension Plan). An annuity is paid to those participants based on the value of their Plan accounts in accordance with the terms of the two plans. There were transfers under this option of $400,335 for the year ended December 31, 2008.
Participant Loans
All participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Corporation Profit Sharing Retirement Plan (Intel Profit Sharing Plan). The participants’ account balances secure their loans. The interest rate is based on the prime rate plus 1% as reported in The Wall Street Journal on the last business day of each month. The loan provisions are established by the SERP Administrative Committee and administered by the record keeper.
Participants may choose to obtain loans from either this Plan or the Intel Profit Sharing Plan. Repayments of loans are transferred to the participants’ Plan and Intel Profit Sharing Plan accounts in the ratio in which such accounts provided funding for the loan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Administrative Expenses
A portion of the expenses for administration of the Plan are paid from asset based credits received from certain mutual funds or directly by the Plan. Any remaining administrative expenses are paid by the company.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Investment Valuation
A portion of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Profit Sharing Plan, and the Intel Pension Plan. The Master Trust includes multiple master trust investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts based on its respective interest in each master trust investment account. See Note 3: Master Trust Investment Accounts for the detail of the investments held and investment income of the master trust investment accounts. The investments and activities of each master trust investment account are specified; however, not all of the master trust investment accounts will engage in all of the investments or activities described. In 2008 and 2007, the Plan, along with the Intel Profit Sharing Plan, participated in the Stable Value Fund. Starting in 2008, the Plan, along with the Intel Profit Sharing Plan and the Intel Pension Plan, participated in the U.S. Large Cap Stock Fund, the International Stock Fund, the Global Bond Fund, and the U.S. Small Cap Stock Fund. Also starting in 2008, the Plan, along with the Intel Profit Sharing Plan, participated in the Alternative Investments Fund, which invests in marketable limited partnerships and corporations, and non-marketable limited partnerships, through a LifeStage Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The Plan, either directly or through investment in master trust investment accounts, holds investments in registered mutual funds, common collective trust funds, equity securities, exchange traded funds, fixed-income debt instruments, marketable limited partnerships or corporations, non-marketable limited partnerships, and participant loans, all of which are stated at fair value as of the last day of the plan year. The fair value for securities traded on a national securities exchange or over-the-counter market is determined using the last reported sales price as of the valuation date. Registered mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their unit price based on the fair values of underlying assets in the common collective trust funds on the last business day of the plan year. Marketable limited partnerships and corporations are valued at fair value based on available market quotations obtained from published sources, independent pricing services or other market participants, and from financial information received from the entities. Non-marketable limited partnerships are valued at fair value based on available market quotations obtained from independent pricing services or other market participants, and from financial information received from the general partner. Participant loans are valued at fair value.
The Global Bond Fund may engage in repurchase agreement transactions. Under the terms of a repurchase agreement, the Global Bond Fund takes possession of an underlying fixed-income debt instrument (collateral) subject to an obligation of the seller to repurchase, and the Global Bond Fund to resell, the fixed-income debt instrument at an agreed-upon price and date in the future. Fixed-income debt instruments purchased under repurchase agreements are reflected as assets and the obligations to resell as liabilities. The market value of the collateral must be equal to or exceed the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the Global Bond Fund has the right to use the collateral to offset losses incurred.
The Global Bond Fund may purchase or sell securities on a delayed delivery or when-issued basis. These transactions involve a commitment by the Global Bond Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When purchasing a security, the Global Bond Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations. The Global Bond Fund may dispose of or renegotiate delivery of the security after entering into the transaction, and may sell the security before it is delivered, which may result in a realized gain or loss. When the Global Bond Fund has sold a security on a delayed delivery basis, the Global Bond Fund does not participate in future gains and losses with respect to the security.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The Global Bond Fund may enter into short sales transactions. A short sale is a transaction in which the Global Bond Fund sells securities it borrows in anticipation of a decline in the market price of the securities, and a subsequent repurchase of the securities. Securities sold in short sale transactions are reflected as a liability. The Global Bond Fund is obligated to deliver securities at the market price at the date the short position is closed. Possible losses from short sales may be unlimited, whereas losses from purchases cannot exceed the total amount invested.
Within the Stable Value Fund, traditional Guaranteed Investment Contracts (GICs) and Variable Synthetic (VS) GICs are stated at fair value, computed using discounted cash flows. Wrapper contracts related to Fixed Maturity Synthetic (FMS) GICs and Constant Duration Synthetic (CDS) GICs also held in the Stable Value Fund are stated at fair value, based on a replacement cost determined by Standish Mellon Asset Management (Standish), the Stable Value Fund’s investment manager. The Stable Value Fund is allocated to the Plan and the Intel Profit Sharing Plan based on each plan’s proportionate share of the underlying assets.
Investment contracts held by a defined contribution plan are reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract value for the Plan’s proportionate share of fully benefit-responsive investment contracts within the Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Income Recognition
Net investment income includes the gain/(loss) realized on the sale of securities and unrealized appreciation/(depreciation) in the fair value of investments. Unrealized appreciation/(depreciation) is calculated as the difference between the fair value of investments at the beginning and the end of the year for investments held the entire year, and the difference between the purchase price and the fair value of investments at the end of the year for investments acquired during the year.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.
Benefit Payments
Benefits are recorded when paid.
Contributions
Participant contributions are accrued when the participants’ salary deferrals are made.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.
Reclassification
The Stable Value Fund in the statement of net assets available for benefits as of December 31, 2007 has been reclassified to value of interest in master trust investment accounts, at fair value to be consistent with the current year presentation.
Accounting Changes
In 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS No. 157), for all financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The adoption of SFAS No. 157 did not have a significant impact on the Plan’s financial statements, and the resulting fair values calculated under SFAS No. 157 after adoption were not significantly different from the fair values that would have been calculated under previous guidance. For further details on the Plan’s fair value measurements, see Note 4: Fair Value.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In October 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a significant impact on the Plan’s financial statements or the fair values of the Plan’s financial assets and liabilities.
Recent Accounting Pronouncements
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (SFAS No. 161). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. SFAS No. 161 does not change the accounting treatment for derivative instruments. SFAS No. 161 is effective for the Plan beginning in 2009.
In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. FSP 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP 157-4 requires disclosure of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. FSP 157-4 is effective for the Plan beginning in 2009. The adoption of FSP 157-4 is not expected to have a significant impact on the Plan’s financial statements.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts
A substantial majority of the Plan’s investments are included in “Investments, at fair value” in the statements of net assets available for benefits. A smaller portion of the Plan’s investments are in master trust investment accounts. In 2008, the Plan participated in the U.S. Large Cap Stock Fund, the International Stock Fund, the Global Bond Fund, the U.S. Small Cap Stock Fund, the Alternative Investments Fund and the Stable Value Fund. In 2007, the Plan only participated in the Stable Value Fund.
The value of the Plan’s interest in the master trust investment accounts included in the statements of net assets available for benefits represents the following percentages of the net assets available for benefits of the asset class master trust investment accounts as of December 31, 2008:

U.S. Large Cap Stock Fund	15.3%
International Stock Fund	8.5%
Global Bond Fund	7.5%
U.S. Small Cap Stock Fund	14.4%
Stable Value Fund	80.5%
Alternative Investments Fund [1]	0.0%

[1]	Rounds to zero.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)
The following table presents the net assets available for benefits of the six master trust investment accounts at December 31, 2008:

	U.S. Large					Alternative
	Cap Stock	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Assets
Cash	$—	$—	$33,975,280	$1,442,382	$—	$17,500,000	$52,917,662
Common collective trust funds	1,461,369,070	979,906,271	35,631,845	9,534,097	108,418,033	1,009,762	2,595,869,078
Fixed-income debt instruments	—	—	1,050,055,930	—	63,061,401	—	1,113,117,331
Exchange traded fund	—	—	—	198,239,914	—	—	198,239,914
Variable synthetic guaranteed investment contracts	—	—	—	—	2,561,092	—	2,561,092
Interest and dividends receivable	—	—	12,755,395	122,301	253,780	813	13,132,289
Receivable from brokers for securities sold	—	—	1,774,653	—	—	—	1,774,653
Receivable for investments sold on a delayed delivery basis	—	—	158,342,564	—	—	—	158,342,564
Wrapper contracts	—	—	—	—	183,707	—	183,707
Derivative assets	—	—	26,601,040	—	—	—	26,601,040
Marketable limited partnerships and corporations	—	—	—	—	—	185,174,113	185,174,113
Non-marketable limited partnerships	—	—	—	—	—	40,282,019	40,282,019
Investment of securities lending collateral	—	—	311,980,940	197,442,891	—	—	509,423,831

Total assets, at fair value	1,461,369,070	979,906,271	1,631,117,647	406,781,585	174,478,013	243,966,707	4,897,619,293

Liabilities
Accrued administrative fees	173,558	214,295	569,925	87,256	99,187	782,500	1,926,721
Payable to brokers for securities purchased	—	—	2,737,172	1,440,963	—	—	4,178,135
Payable for investments sold on a delayed delivery basis	—	—	245,027,573	—	—	—	245,027,573
Payable to brokers for collateral on deposit	—	—	9,830,030	—	—	—	9,830,030
Derivative liabilities	—	—	36,836,142	—	—	—	36,836,142
Securities sold, not yet purchased	—	—	20,795,253	—	—	—	20,795,253
Payable for securities lending collateral	—	—	340,075,155	197,442,891	—	—	537,518,046

Total liabilities, at fair value	173,558	214,295	655,871,250	198,971,110	99,187	782,500	856,111,900

Net assets available for benefits, at fair value	1,461,195,512	979,691,976	975,246,397	207,810,475	174,378,826	243,184,207	4,041,507,393
Adjustment from fair value to contract value for fully benefit- responsive investment contracts held	—	—	—	—	8,206,017	—	8,206,017

Net assets available for benefits	$1,461,195,512	$979,691,976	$975,246,397	$207,810,475	$182,584,843	$243,184,207	$4,049,713,410

The Alternative Investments Fund had future investment commitments in alternative investments of $171,000,000 as of December 31, 2008.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)
The value of the Plan’s interest in the Stable Value Fund included in the statement of net assets available for benefits represented 81.0% of the net assets available for benefits of the Stable Value Fund as of December 31, 2007.
The Stable Value Fund’s net assets available for benefits at December 31, 2007 consisted of the following:

Assets
Investments, at fair value:
Common collective trust funds	$88,664,602
Fixed-income debt instruments	41,825,656
Traditional guaranteed investment contracts	4,566,104
Variable synthetic guaranteed investment contracts	2,548,880
Wrapper contracts	10,345

Total investments, at fair value	137,615,587

Interest and dividends receivable	214,286

Total assets	137,829,873

Liabilities
Investment advisory fees	64,515

Net assets available for benefits, at fair value	137,765,358

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	767,032

Net assets available for benefits	$138,532,390

The following is a summary of the net investment income/(loss) in the master trust investment accounts for the year ended December 31, 2008:

						Alternative
	U.S. Large Cap	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Stock Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Net realized and unrealized appreciation/(depreciation) in fair value of investments	$(880,935,174)	$(787,815,273)	$(124,375,877)	$(103,213,174)	$4,866,566	$(39,779,196)	$(1,931,252,128)
Interest and dividends	631,646	544,611	53,408,762	6,490,501	2,352,087	63,677	63,491,284
Administrative fees	(539,347)	(1,108,075)	(2,188,813)	(49,836)	(303,919)	(2,794,312)	(6,984,302)

Net investment income/(loss)	$(880,842,875)	$(788,378,737)	$(73,155,928)	$(96,772,509)	$6,914,734	$(42,509,831)	$(1,874,745,146)

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value
The Plan’s financial instruments and the master trust investment accounts are stated at fair value. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.
The Plan’s financial instruments stated at fair value are detailed in the tables below, and the fair value of the Plan’s master trust investment accounts within the Master Trust are separately disclosed below the Plan’s investments.
Fair Value Hierarchy
SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:
Level 1. Quoted prices in active markets for identical assets or liabilities.
Level 1 assets and liabilities consist of certain of the Plan’s cash deposits and marketable fixed-income debt and equity instruments, registered mutual funds, bonds held in the FMS GICs, and exchange traded funds that are traded in an active market with sufficient volume and frequency of transactions.
Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.
Level 2 assets consist of certain of the Plan’s marketable fixed-income debt instruments with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments. Level 2 assets also include marketable fixed-income debt instruments priced using non-binding market consensus prices that can be corroborated with observable market data, as well as fixed-income debt instruments and derivative contracts priced using inputs that are observable in the market or can be derived principally from or corroborated with observable market data. Other marketable instruments in this category generally include certain of the Plan’s common collective trust funds, registered mutual funds, certain marketable limited partnerships or corporations, GICs, CDS GICs, and VS GICs.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
Level 3. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.
Level 3 assets and liabilities include certain of the Plan’s marketable limited partnerships or corporations, non-marketable limited partnership investments, wrapper contracts for both the FMS GICs and CDS GICs, participant loans, and fixed-income debt instruments whose values are determined using inputs that are both unobservable and significant to the values of the instruments being measured.
Assets Measured at Fair Value on a Recurring Basis
The Plan’s assets measured at fair value on a recurring basis, excluding accrued interest and administrative fees, consisted of the following types of instruments as of December 31, 2008:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in
	Active Markets for	Significant	Significant
	Identical	Other Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets
Common collective trust funds	$—	$104,263,403	$—	$104,263,403
Common stock	257,883,169	—	—	257,883,169
Registered mutual funds	1,914,326,899	63,191,195	—	1,977,518,094
Participant loans	—	—	54,498,071	54,498,071

Total assets measured at fair value [1]	$2,172,210,068	$167,454,598	$54,498,071	$2,394,162,737

[1]	For further fair value information on the assets held in the master trust investment accounts see master trust investment accounts fair value disclosure below.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The table below presents a reconciliation for the Plan’s assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and administrative fees, using significant unobservable inputs (Level 3) for 2008:

Fair Value
Measurements
Using Significant
Unobservable
Inputs (Level 3)
Participant Loans
Balance as of December 31, 2007	$50,749,133
Total gains/(losses) (realized and unrealized)	—
Purchases, sales, issuances, and settlements, net	3,748,938
Transfers in (out) of Level 3	—

Balance as of December 31, 2008	$54,498,071

The Plan did not have any financial liabilities as of December 31, 2008. The Plan did not have any assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2008.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and administrative fees, in accordance with SFAS No. 157 consisted of the following types of instruments as of December 31, 2008 for the six asset class master trust investment accounts:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets
Cash	$52,917,662	$—	$—	$52,917,662
Common collective trust funds	—	2,595,869,078	—	2,595,869,078
Fixed-income debt instruments	300,209,381	809,148,743	3,759,207	1,113,117,331
Exchange traded fund	198,239,914	—	—	198,239,914
Variable synthetic guaranteed investment contracts	—	2,561,092	—	2,561,092
Receivable from brokers for securities sold	1,774,653	—	—	1,774,653
Receivable for investments sold on a delayed delivery basis	158,342,564	—	—	158,342,564
Wrapper contracts	—	—	183,707	183,707
Derivative assets	1,713,330	24,887,710	—	26,601,040
Marketable limited partnerships or corporations	—	151,516,830	33,657,283	185,174,113
Non-marketable limited partnerships	—	—	40,282,019	40,282,019
Investments of securities lending collateral	—	509,423,831	—	509,423,831

Total assets measured at fair value	$713,197,504	$4,093,407,284	$77,882,216	$4,884,487,004

Liabilities
Payable to brokers for securities purchased	$4,178,135	$—	$—	$4,178,135
Payable for investments purchased on a delayed delivery basis	245,027,573	—	—	245,027,573
Payable to brokers for collateral on deposit	9,830,030	—	—	9,830,030
Derivative liabilities	—	36,836,142	—	36,836,142
Securities sold, not yet purchased	—	20,795,253	—	20,795,253
Payable for securities lending collateral	537,518,046	—	—	537,518,046

Total liabilities measured at fair value	$796,553,784	$57,631,395	$—	$854,185,179

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The table below provides a summary of each of the master trust investment accounts by the fair value inputs used in the measurement as of December 31, 2008.

						Alternative
	U.S. Large Cap	International	Global Bond	U.S. Small Cap	Stable Value	Investments
	Stock Fund	Stock Fund	Fund	Stock Fund	Fund	Fund	Total

Assets
Level 1	$—	$—	$496,015,208	$199,682,296	$—	$17,500,000	$713,197,504
Level 2	1,461,369,070	979,906,271	1,118,587,837	206,976,988	174,040,526	152,526,592	4,093,407,284
Level 3	—	—	3,759,207	—	183,707	73,939,302	77,882,216

Total assets measured at fair value	$1,461,369,070	$979,906,271	$1,618,362,252	$406,659,284	$174,224,233	$243,965,894	$4,884,487,004

Liabilities
Level 1	$—	$—	$597,669,930	$198,883,854	$—	$—	$796,553,784
Level 2	—	—	57,631,395	—	—	—	57,631,395

Total liabilities measured at fair value	$—	$—	$655,301,325	$198,883,854	$—	$—	$854,185,179

The table below presents a reconciliation for the master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and administrative fees, using significant unobservable inputs (Level 3) for 2008:

	Fair Value Measurements Using Significant Unobservable Inputs
	(Level 3)
			Marketable
	Fixed-Income		Limited	Non-Marketable
	Debt	Wrapper	Partnerships or	Limited	Total Gains/
	Instruments	Contract	Corporations	Partnerships	(Losses)

Balance as of December 31, 2007	$2,446,659	$10,345	$21,343,737	$26,471,397	$50,272,138
Total gains/(losses) (realized and unrealized)	(2,193,675)	173,362	(12,323,952)	(9,862,007)	(24,206,272)
Purchases, sales, issuances, and settlements, net	3,506,223	—	24,637,498	23,672,629	51,816,350
Transfers in (out) of Level 3	—	—	—	—	—

Balance as of December 31, 2008	$3,759,207	$183,707	$33,657,283	$40,282,019	$77,882,216

The amount of total gains/(losses) for the period included in changes in net assets attributable to the changes in unrealized gains/(losses) related to assets and liabilities still held as of December 31, 2008	$(2,193,675)	$173,362	$(12,323,952)	$(9,862,007)	$(24,206,272)

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
Changes in net assets are included in the master trust investment accounts net increase/(decrease) for the year ended December 31, 2008 and are disclosed in net investment income/(loss) as follows:

Level 3
Net Investment
Income/(Loss)
Total gains/(losses) included in net change in assets	$(24,206,272)
Change in unrealized gains/(losses) related to assets and liabilities still held as of December 31, 2008	(24,206,272)
The master trust investment accounts did not have any assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2008.
5. Investments
The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at year-end are as follows:

	December 31,
	2008	2007

Mutual funds:
American Funds EuroPacific Growth Fund	$148,626,143	$273,134,153
Fidelity Contrafund	187,521,542	307,508,515
Fidelity Low-Priced Stock Fund	167,803,318	295,440,026
Fidelity U.S. Treasury Money Market [1]	156,231,113	—
Vanguard Institutional Index Fund	163,155,571	270,210,560
Common stock:
Intel Corporation	257,883,169	487,531,923

[1]	This fund was not an investment option in the Plan as of December 31, 2007.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Investments (continued)
During 2008, the Plan’s investments (including investments purchased, sold, and held during the year) declined in fair value as follows:

Year Ended
December 31,
2008
Net realized and unrealized (depreciation) in fair value of investments:
Registered mutual funds	$(1,108,416,194)
Common collective trust funds	(132,613,922)
Intel common stock	(213,063,158)
Other common stock	(1,445,123)

Net realized and unrealized (depreciation) in fair value of investments	$(1,455,538,397)

6. Investment Contracts
The Stable Value Fund holds investment contracts with insurance companies and banks in order to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates. Standish has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the Investment Policy Committee.
The Traditional GICs crediting rate is based upon the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract. The initial crediting rate for both the CDS GICs and the FMS GICs is set based on the market interest rates at the time that the initial asset is purchased and is guaranteed to have an interest crediting rate not less than zero percent. The CDS GICs crediting rate and the FMS GICs crediting rate reset every quarter based on the book value of the contract, the market value of the underlying assets, and the average duration of the underlying assets. The crediting rate for CDS GICs aims at converging the book value of the contract and the market value of the contract and therefore will be affected by interest rate and market changes. The VS GICs crediting rate is reset every quarter based on the then current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
6. Investment Contracts (continued)
Certain events may limit the ability of the Stable Value Fund to transact at contract value with the issuers. Such events include the following:
•	default of wrap provider;

•	default of an underlying bond issuer with material impact on the fund;

•	employer initiated events that are within the control of the plan sponsor that would have a material and adverse impact on the fund;

•	employer communications designed to induce participants to transfer from the fund;

•	competing fund transfer or violation of equity wash or equivalent rules in place; and

•	changes in qualification status of the employer or the plans participating in the fund.
If any such event occurs, market value would likely be used in determining the payouts to the participants.
In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the employer or the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if the market and book values diverge dramatically, or if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines.
The FMS GICs and CDS GICs use wrapper contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of traditional GICs. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability, or death, or participant-directed transfers in accordance with the terms of the Plan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
6. Investment Contracts
The investment contracts owned by the Stable Value Fund earned the following average yields:

	Years Ended December 31,
	2008	2007

Earned by the Plan	4.47%	4.72%
Credited to participants	4.34%	4.61%
7. Party-In-Interest Transactions
Approximately 9% of the Plan’s net assets available for benefits are shares of the company’s common stock. Transactions in shares of the company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2008, the Plan made purchases of the company’s common stock of $18,464,862 and sales and distributions of $35,050,458.
As a result of the turmoil in the financial markets, the net asset value of the Reserve Primary Institutional Fund, a money market registered mutual fund, dropped below $1.00 per share. The Reserve Primary Institutional Fund did not meet redemption requests and received approval from the Securities and Exchange Commission to temporarily suspend payments to investors. The fund has since proceeded with a complete liquidation. The company decided to guarantee at least 75% of every participant’s investment in this fund. To accomplish this, the company made a loan to the Plan in the amount of $118,183,075, which was 75% of the amount participants had invested in the Reserve Primary Institutional Fund as of September 15, 2008. The loan was unsecured with interest free repayments to be paid solely from future distributions from Reserve Primary Institutional Fund. The loan proceeds were used to transfer 75% of each participant’s investment in the Reserve Primary Institutional Fund to the Fidelity U.S. Treasury Money Market Fund. The distributions from the Reserve Primary Institutional Fund were sufficient to completely repay the loan before the end of 2008. In addition, the company agreed that if the per share price it receives for company-owned shares of the Reserve Primary Institutional Fund in the liquidation exceeds the per share price received by the Plan for its shares, it will make a payment to the Plan equal to the difference.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
7. Party-In-Interest Transactions (continued)
The net asset value of the Mellon Trust of New England, N.A. Pooled Employee Daily Liquidity Fund (Liquidity Fund), a short term investment vehicle which the Plan, the Intel Profit Sharing Plan, the Intel Pension Plan, and the master trust investment accounts utilize to hold operating cash, fell below $1.00 per unit in September 2008 due to the Liquidity Fund’s exposure to Lehman Brothers Holdings Inc. (Lehman). Mellon, a related party to the Plan, reimbursed the Liquidity Fund for its losses due to the Lehman bankruptcy. The portion of the amount Mellon reimbursed the Liquidity Fund attributed to the Plan, the Intel Profit Sharing Plan, the Intel Pension Plan, and the master trust investment accounts was $381,181.
8. Derivative Financial Instruments
The Plan, either directly or through the master trust investment accounts, invests in common collective trust funds, marketable limited partnerships or corporations, and non-marketable limited partnerships, which can purchase derivatives consistent with their offering documents and prospectuses. The Plan does not directly hold any derivatives that are designated as hedging instruments.
During 2008, the Plan added the Global Bond Fund which consists of separately managed accounts. The investment managers of these accounts may use derivatives, consistent with the objective of the account, to hedge a portion of the investments to limit or minimize exposure to certain risks and to gain access to markets more efficiently. The investment managers do not employ leverage in the use of derivatives. Following is a summary of the significant accounting policies associated with the use of derivatives by the Global Bond Fund.
Forward Foreign Currency Exchange Contracts
The Global Bond Fund has investments that are denominated in foreign currencies and utilizes forward foreign currency contracts to hedge a portion of the currency exposure for these investments. Forward foreign currency contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, and the difference between contract value and market value is recorded as unrealized appreciation/(depreciation). When the forward foreign currency contract is closed, the Global Bond Fund transfers the unrealized appreciation/(depreciation) to a realized gain/(loss) equal to the change in the value of the forward exchange contract when it was opened and the value at the time it was closed. Sales and purchases of forward foreign currency contracts having the same settlement date and broker are offset, and any gain/(loss) is realized on that date. At the end of the year, open forward foreign currency contracts are recorded as a derivative asset if the market value of the contract has appreciated or as a derivative liability if depreciated.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Certain risks may arise upon entering into a forward foreign currency contract from the potential inability of counterparties to meet the terms of their contracts. The Global Bond Fund seeks to control this risk by evaluating the creditworthiness of potential counterparties and establishing credit limits. Additionally, when utilizing forward foreign currency contracts, the Global Bond Fund gives up the opportunity to profit from favorable exchange rate movements during the term of the contract.
A substantial majority of the forward foreign currency contracts are denominated in Australian dollars, British pounds, euros, and Japanese yen. The following is a summary of the open forward foreign currency exchange contracts in the Global Bond Fund as of December 31, 2008:

			Unrealized
			Appreciation/
	Cost	Fair Value	(Depreciation)

Currency purchased	$259,529,469	$264,296,455	$4,766,986
Currency sold	259,529,469	261,411,438	(1,881,969)

Net unrealized appreciation			$2,885,017

Futures Contracts
A futures contract is a contractual agreement to deliver or receive a commodity or financial instrument at a specific date in the future at an agreed upon price. The Global Bond Fund uses fixed-income futures contracts to manage exposure to the market. Buying futures typically increases the Global Bond Fund’s exposure to the underlying instrument. Selling futures typically decreases the Global Bond Fund’s exposure to the underlying instrument held, or hedges the fair value of the other investments.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a futures contract, the Global Bond Fund is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Global Bond Fund agrees to receive from, or to pay to, the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments, known as “variation margin,” are generally settled daily and are included in the unrealized appreciation/(depreciation) on futures contracts. Each separately managed account maintains its own variation margin accounts, and there is a separate variation margin account for each exchange used in the separately managed account. At the end of the year, the net amount of the variation margin accounts is recorded as a derivative asset if it has a positive balance or as a derivative liability if it has a negative balance. The net value of the variation margin accounts was $142,229 as of December 31, 2008.
Futures contracts involve, to varying degrees, credit and market risks. The Global Bond Fund enters into exchange traded futures contracts where the broker acts as the clearinghouse for and counterparty to the transactions. Thus, credit risk on such transactions is mitigated by having an exchange that regulates margin requirements for futures contracts and capital requirements for clearinghouses, and by the ability of clearinghouses to net customer trades. The daily settlement process on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.
In 2008, most of the futures contracts were interest rate futures, Eurodollar futures, and U.S. Treasury note and bond futures. The following is a summary of the open futures contracts in the Global Bond Fund as of December 31, 2008:

	Long	Short

Notional value of contracts	$65,014,536	$49,671,502
The Global Bond Fund had assets pledged as collateral for futures contracts with a fair value of $3,500,564 as of December 31, 2008.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Swap Agreements
The Global Bond Fund enters into swap agreements to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. The Global Bond Fund has entered into interest rate and credit default swap agreements to manage its exposure to interest rates and credit risk. In connection with these agreements, securities may be identified as collateral in accordance with the terms of the respective swap agreements.
Swaps are marked-to-market daily based on quotations supplied by an exchange, a pricing service, or a major market maker (or dealer), and the change in value, if any, is recorded as unrealized appreciation/(depreciation). Realized gain/(loss) is recorded upon termination or maturity of the swap. At the end of the year, outstanding swaps with a positive fair value are recorded as a derivative asset, and those with a negative fair value are recorded as a derivative liability.
Entering into these agreements involves, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the statements of net assets available for benefits. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that there may be unfavorable changes in interest rates.
The notional and fair values of the swaps outstanding as of December 31, 2008 in the Global Bond Fund were as follows:

	Notional Value	Fair Value

Interest rate swaps	$294,816,400	$(15,868,660)
Credit default swaps	107,785,711	1,035,212
Effective December 31, 2008, the Plan adopted FSP FAS No. 133-1 and FIN No. 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45 (FSP FAS 133-1/FIN 45-4). The adoption of FSP FAS 133-1/FIN 45-4 enhances disclosure requirements for sellers of credit derivatives and did not have any impact to the accounting treatment of credit derivatives.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
As of December 31, 2008, the Global Bond Fund had entered into various derivative transactions that are considered credit derivatives under FSP FAS 133-1/FIN 45-4. The Global Bond Fund writes and purchases credit default swaps primarily through credit default swap indices, but may also do so on a single name or basket basis. The use of credit default swaps in the Global Bond Fund provides the Global Bond Fund with flexibility in adjusting the yield curve and credit characteristic of the portfolio. Credit default swaps can provide access to exposure that may not be available in the financial markets.
The following table contains the notional value of the Global Bond Fund’s written credit derivatives as of December 31, 2008:

	Notional Value of Credit Default Swaps
				Total Written
Credit Spread on			10 years or	Credit
underlying (Basis Points)[1]	0-5 years	5-10 years	greater	Derivatives[2]

Less than 1,000	$1,800,000	$292,800	$—	$2,092,800
Between 1,000 and 2,000	—	1,000,000	2,777,711	3,777,711
Greater than 2,000	—	—	4,800,000	4,800,000

Total	$1,800,000	$1,292,800	$7,577,711	$10,670,511

[1]	Credit spread on the underlying, together with the period of expiration are indicators of payment/performance risk. The likelihood of payment or performance is greater as credit spread on the underlying and period of expiration increase.

[2]	All credit default swaps written are investment grade quality.
The maximum payouts for contracts are limited to the notional values of each derivative contract. As of December 31, 2008, the Global Bond Fund’s written credit derivatives had a notional contract value of $10,670,511. The fair value of the Global Bond Fund’s credit derivatives sold was $(4,657,976) as of December 31, 2008 and was included as a derivative liability on the statement of net assets available for benefits.
Typical credit events include bankruptcy, failure to pay, debt restructuring, obligation default, and repudiation. The settlement terms of credit default swaps are determined when the credit default swap contract is written.
The Global Bond Fund had assets pledged as collateral for swap agreements with a fair value of $8,391,959 as of December 31, 2008.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Options Contracts
The Global Bond Fund writes call and put options on futures, swaps, securities, or currencies it owns or in which it may invest. Writing put options increases the Global Bond Fund’s exposure to the underlying instrument. Writing call options decreases the Global Bond Fund’s exposure to the underlying instrument. When the Global Bond Fund writes a call or put option, an amount equal to the premium received is recorded as a liability and subsequently marked-to-market to reflect the current value of the option written. These liabilities are reflected as derivative liabilities in the statements of net assets available for benefits. Premiums received from writing options which expire out of the money are treated as realized gains. Premiums received from writing options which are exercised or closed are added to the proceeds or offset against amounts paid on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. As a writer of an option, the Global Bond Fund has no control over whether the underlying future, swap, security, or currency may be sold (call) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the future, swap, security, or currency underlying the written option. There is a risk that the Global Bond Fund may not be able to enter into a closing transaction because of an illiquid market.
The Global Bond Fund also purchases put and call options. Purchasing call options increases the Global Bond Fund’s exposure to the underlying instrument. Purchasing put options decreases the Global Bond Fund’s exposure to the underlying instrument. The Global Bond Fund pays a premium which is included in the Global Bond Fund’s statement of net assets available for benefits as an investment and subsequently marked-to-market to reflect the current value of the options. Premiums paid for purchasing options which expire out of the money are treated as realized losses. The risk associated with purchasing put and call options is limited to the premium paid. Premiums paid for purchasing options which are exercised or closed are added to the amounts paid or offset against the proceeds on the underlying future, swap, security, or currency transaction to determine the realized gain or loss.
At the end of the year, the total fair value of the open options is recorded as a derivative asset if the fair value is positive, or as a derivative liability if the fair value is negative.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
A substantial majority of the options are for Eurodollar futures and bond futures. The following is a summary of options outstanding in the Global Bond Fund as of December 31, 2008:

Fair Value
Call options purchased	$1,568,879
Put options purchased	2,221

Total fair value	$1,571,100

9. Securities Lending
The Master Trust has securities lending agreements with Mellon relating to the assets in the Global Bond Fund and the Plan, and a securities lending agreement with Barclays Global Investors (BGI) relating to the assets in the U.S. Small Cap Stock Fund. The Plan did not have any investments in the Global Bond Fund or the U.S. Small Cap Stock Fund during 2007. The Plan and master trust investment accounts are not restricted from lending securities to other qualified financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The Plan and master trust investment accounts may bear the risk of delay in recovery of, or even of rights in, the securities loaned if the borrower of the securities fails financially. Consequently, loans of securities are only made to firms deemed to be creditworthy. The Plan and master trust investment accounts are also subject to investment risk in connection with investment of the collateral. The Plan and master trust investment accounts receive compensation for lending their securities, either in the form of fees or by retaining a portion of the return on the investment of any cash received as collateral.
Cash collateral is recorded as an asset with a corresponding liability on the statements of net assets available for benefits. For lending agreements collateralized by securities, the collateral is not recorded as an asset or a liability, unless the collateral is repledged. All collateral received will be in an amount equal to at least 102% of the fair value of the U.S. loaned securities and 105% of the fair value of foreign securities. It is intended that the collateral will be maintained at that level during the period of the loan. The fair value of the loaned securities is determined at the close of business, and any additional required collateral is delivered the next business day.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
9. Securities Lending (continued)
The Plan did not have any loaned securities at December 31, 2008 as the Plan, individually, no longer holds securities eligible for lending. At December 31, 2007, the Plan held collateral valued at $3,781,817, including $36,321 collateralized by securities which the Plan does not have the right to sell or repledge. The fair value of the loaned securities was $3,639,760 at December 31, 2007. During the loan period, the Plan continues to retain rights of ownership, including dividends and interest of the loaned securities. Income generated from securities lending arrangements totaled $9,242 for the year ended December 31, 2008, and $2,405 for the year ended December 31, 2007. These amounts were included in the Plan’s net realized and unrealized appreciation/(depreciation) in fair value of investments on the statement of changes in net assets available for benefits.
The following is a summary of the collateral held and the fair value of securities on loan for the master trust investment accounts as December 31, 2008:

		Securities		Fair Value of
	Cash	Held as	Total	Loaned
	Collateral	Collateral	Collateral	Securities

Global Bond Fund	$311,980,940	$5,296,414	$317,277,354	$338,962,494
U.S. Small Cap Stock Fund	197,442,891	—	197,442,891	192,332,691

Total	$509,423,831	$5,296,414	$514,720,245	$531,295,185

The master trust investment accounts do not have the right to sell or repledge securities pledged as collateral. During the loan period, the funds continue to retain rights of ownership, including dividends and interest of the loaned securities.
A loss was generated from securities lending arrangements totaling $22,675,877 for the year ended December 31, 2008. The $22,675,877 loss was comprised of $5,418,338 of securities lending income and a $28,094,215 loss recorded to the Global Bond Fund as a result of the value of its securities lending program’s collateral pool being less than the cash collateral that it owed to borrowers by $28,094,215 at December 31, 2008. The loss was included in the net realized and unrealized appreciation/(depreciation) in fair value of investments in the summary of net investment income in the asset class master trust investment accounts as disclosed in Note 3: Master Trust Investment Accounts.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
9. Securities Lending (continued)
On April 7, 2009, Mellon terminated the collective securities lending collateral pool and the Global Bond Fund received its pro rata interest in the collateral pool to be held as a separate account within the Master Trust. The Investment Policy Committee will have discretionary authority over the investment policy for the separate account going forward.
10. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty. Collateral has been obtained and secured against investments whenever deemed necessary.
11. Income Tax Status
The Plan has received a determination letter from the IRS dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and has indicated that it will take the necessary steps, if any, to maintain the qualified status of the Plan. Therefore, the plan sponsor believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
12. Plan Termination
The company has the right under the Plan to amend and terminate the Plan at any time for any reason. In the event of a plan termination, participants will remain 100% vested in their accounts.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
13. Prohibited Transactions
During 2008, the company failed to remit to the Plan certain employee contributions and participant loan repayments totaling $5,604, within the time period prescribed by the Department of Labor (DOL) regulations. The DOL considers late remittances to be prohibited transactions. Delays in remitting contributions and loan repayments to the Plan were due to administrative errors.
14. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$2,952,698,646	$4,309,031,419
Less: adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	(6,604,779)	(621,296)

Net assets available for benefits per the Form 5500	$2,946,093,867	$4,308,410,123

The following is a reconciliation of net investment income per the financial statements for the year ended December 31, 2008, to the Form 5500:

Net investment loss from participation in master trust investment accounts per the financial statements	$(164,592,985)
Change in adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	(5,983,483)

Net investment loss from master trust investment accounts per the Form 5500	$(170,576,468)

Supplemental Schedules

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2008

Participant Contributions and Participant Loan Repayments Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions

$5,604	$5,604

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2008

		(c)
		Description of Investment,
		Including Maturity Date,
	(b)	Rate of Interest,		(e)
	Identity of Issue, Borrower,	Collateral,		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

	Mutual funds:
	AIM Basic Value	75,575	shares	$1,022,531
	Allianz CCM Capital Appreciation Fund	231,387	shares	2,818,292
	Allianz CCM Mid Cap Fund	377,887	shares	5,970,608
	American Century Equity Income Fund	1,139,963	shares	6,862,576
	American Century Real Estate Fund	1,470,467	shares	17,175,056
	American Century Small Cap Value Fund	1,638,067	shares	8,812,799
	American Century Small Company Fund	1,863,058	shares	9,594,750
	American Funds EuroPacific Growth Fund	5,317,572	shares	148,626,143
	American Funds Growth Fund of America	1,043,095	shares	21,320,870
	Blackrock Global Allocation Fund	1,278,876	shares	19,208,713
	Blackrock Global Small Cap Fund, Inc.	1,102,711	shares	16,198,819
	Brandywine Blue Fund, Inc.	1,505,946	shares	29,847,858
	Calvert Social Investment Bond Fund	573,826	shares	8,148,335
	Calvert Social Investment Equity Fund	95,372	shares	2,307,997
	Delaware Pooled International Equity Fund	1,568,723	shares	17,726,573
	Dodge & Cox Stock Fund	1,063,496	shares	79,092,192
	Evergreen International Bond Fund	2,011,785	shares	20,821,974
*	Fidelity Capital & Income Fund	7,413,613	shares	40,478,327
*	Fidelity Contrafund	4,143,207	shares	187,521,542
*	Fidelity Growth Company Fund	2,766,510	shares	135,448,327
*	Fidelity Low-Priced Stock Fund	7,257,929	shares	167,803,318
*	Fidelity Mid-Cap Stock Fund	1,163,617	shares	18,164,061
*	Fidelity Puritan Fund	3,881,747	shares	50,695,622
*	Fidelity U.S. Treasury Money Market	156,231,113	shares	156,231,113
	Franklin Income Fund	5,635,673	shares	9,355,217
	GAMCO Gold AAA	2,349,382	shares	47,058,112
	GMO Emerging Countries Fund	4,619,763	shares	27,348,995
*	Goldman Sachs Mid Cap Value Fund	1,295,056	shares	28,750,245
*	Goldman Sachs Small Cap Value Fund	198,440	shares	5,137,602
	Legg Mason Special Investment Trust	194,501	shares	3,751,923
	Legg Mason Value Trust, Inc.	225,169	shares	6,775,321
	Longleaf Partners Fund	435,814	shares	6,837,923

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
		Including Maturity Date,
	(b)	Rate of Interest,		(e)
	Identity of Issue, Borrower,	Collateral,		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

	Loomis Sayles Bond	2,991,205	shares	$31,078,618
	Merger Fund	152,804	shares	2,188,151
	Morgan Stanley Institutional Fund International Small Cap	1,129,110	shares	10,760,419
	Morgan Stanley Institutional Fund Trust Value Portfolio	238,115	shares	2,357,340
	Pennsylvania Mutual Fund	2,264,168	shares	15,713,328
*	PIMCO Emerging Markets Bond Fund	1,643,721	shares	13,922,319
*	PIMCO High Yield Fund	855,646	shares	5,724,270
*	PIMCO Long-Term U.S. Government Fund	1,400,995	shares	16,699,857
*	PIMCO Total Return Fund	9,417,994	shares	95,498,454
	Reserve Primary Institutional	33,494,896	shares	27,191,799
	T Rowe Price Growth Stock Fund	463,395	shares	8,915,717
	TCW Galileo Value Opportunities Fund	180,768	shares	2,114,982
	Templeton Growth Fund	650,759	shares	8,485,894
	Vanguard Convertible Securities Fund	491,756	shares	4,573,333
	Vanguard Growth Index Fund	2,780,241	shares	56,438,901
	Vanguard Inflation-Protected Securities Fund	2,721,661	shares	25,066,496
	Vanguard Institutional Index Fund	1,976,685	shares	163,155,571
	Vanguard International Value Fund	2,284,346	shares	53,522,218
	Vanguard Long-Term Bond Index Fund	961,564	shares	11,529,155
	Vanguard Mid-Cap Index Fund	2,300,401	shares	27,190,738
	Vanguard Small-Cap Growth Index Fund	1,216,009	shares	14,482,668
	Vanguard Small-Cap Value Index Fund	861,904	shares	8,808,658
	Vanguard Strategic Equity Fund	728,670	shares	8,525,435
	Vanguard Windsor Fund	126,881	shares	3,860,986
	Vanguard Intermediate-Term Treasury Fund	4,363,558	shares	52,799,053

	Total mutual funds			1,977,518,094

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

	Common collective trust funds:
*	Barclays Global Investors NASDAQ-100 Index Fund	2,977,739	units	$32,725,351
	Lazard Emerging Markets Institutional Fund	3,488,983	units	28,086,317
*	Pooled Employee Funds Daily Liquidity Fund	385,075	units	385,075
	SSgA Daily Active Emerging Markets Non-Lending Series Fund	3,287,977	units	25,261,530
	SSgA NASDAQ 100 Index Non-Lending Series Fund	2,367,074	units	17,805,130

	Total common collective trust funds			104,263,403

	Common stock:
*	Intel Corporation	17,590,939	shares	257,883,169
*	Participant loans	Interest at 5.00% – 11.5%, maturing through 2029		54,498,071

	Total investments			$2,394,162,737

Column (d) for Cost has been omitted as investments are participant-directed

*	Indicates a party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION 401(k) SAVINGS PLAN (Name of Plan)
Date: June 19, 2009	By:	/s/ Stacy J. Smith
Stacy J. Smith
Vice President, Chief Financial Officer and Principal Accounting Officer